UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)
For the fiscal year ended March 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

 Commission file number: 1-13908

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

       Invesco Ltd. 2012 Employee Stock Purchase Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

       Invesco Ltd.
       1555 Peachtree Street, N.E.
       Atlanta, Georgia 30309

AUDITED FINANCIAL STATEMENTS Invesco Ltd. 2012 Employee Stock Purchase Plan As of March 31, 2013 and for the Period Ended March 31, 2013 With Report of Independent Registered Public Accounting Firm

Invesco Ltd. 2012 Employee Stock Purchase Plan

Audited Financial Statements

As of March 31, 2013 and for the
Period Ended March 31, 2013

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
the Invesco Ltd. 2012 Employee Stock Purchase Plan

In our opinion, the accompanying statement of assets and the related statement of changes in assets present fairly, in all material respects, the assets of the Invesco Ltd. 2012 Employee Stock Purchase Plan (the “Plan”) at March 31, 2013, and the changes in assets for the period from May 17, 2012 (date of inception) through March 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Atlanta, GA
June 27, 2013

Invesco Ltd. 2012 Employee Stock Purchase Plan
Statement of Assets

March 31,
2013
Assets
Receivable from ESPP sponsor	$3,616,386
Total assets	$3,616,386

See accompanying notes.

Invesco Ltd. 2012 Employee Stock Purchase Plan
Statement of Changes in Assets
For the period ended March 31, 2013

Period from May 17, 2012 (date of inception) through March 31, 2013
Additions:
Employee contributions	3,674,135

Deductions:
Refunds to participants	(57,749)
Total deductions	(57,749)

Net increase/(decrease)	3,616,386

Total assets:
Beginning of year	—
End of year	$3,616,386
See accompanying notes.

Invesco Ltd. 2012 Employee Stock Purchase Plan

Notes to Financial Statements

As of March 31, 2013 and for the period ended March 31, 2013

1. Plan Description
The following description of the Invesco Ltd. 2012 Employee Stock Purchase Plan (ESPP) is provided for general information purposes only. More complete information regarding the ESPP's provisions may be found in the ESPP's Prospectus dated August 1, 2012 and the summary of Frequently Asked Questions (FAQs).
General
The ESPP was adopted by the Board of Directors of Invesco on February 16, 2012 and was effective as of May 17, 2012 which is the date it was approved by the Shareholders of the Company. As of May 17, 2012, Invesco Ltd. (the Company) is offering up to 3,000,000 of its common shares to the ESPP.
The ESPP provides eligible employees with a convenient means to acquire common shares of the Company at a discount to market value, an incentive for continued employment and an incentive to increase Shareholder value. There is one offering period every 12 months with the first offering period beginning on May 17, 2012 and ending on June 30, 2013. Participation in the ESPP is voluntary.
The ESPP is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Eligibility
An employee becomes eligible to participate in the ESPP by authorizing payroll deductions (lump sum purchases are not allowed).
Contributions
The Company makes no contributions to the ESPP. Payroll deductions in the amount of 1% to 15% of base pay may be contributed to the ESPP, provided that the contribution does not exceed $6,000 in one year. Payroll deductions will continue automatically until the participant elects to stop their deductions. If the participant elects to stop payroll deductions during an offering period, all contributions are refunded.
Vesting
Each ESPP participant is considered to be fully vested in the ESPP and has a right to all cash amounts withheld. Cash proceeds collected from participant payroll deductions are remitted directly to the Company's operating cash account and are used for general corporate purposes.
Stock Purchases
The ESPP allows for the purchase of stock at 85% of the fair market value of the Company's common stock at the end of the offering period. Quoted market prices are used to value the shares. Payroll deductions that have been accumulated during a particular offering period are used to purchase shares of the Company's common stock at the discounted price. The ESPP purchases only whole shares of the Company's common stock.

Invesco Ltd. 2012 Employee Stock Purchase Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)
Plan Administration
The Invesco Compensation Committee is the administrator of the ESPP (the Plan Administrator). All costs to administer the ESPP are paid by the Company.
Fidelity Stock Plan Services provides recordkeeping and administrative services for the ESPP. Shares are recorded as purchased on the trade date. Once shares are purchased, they are distributed to each ESPP participant's Fidelity account. At the end of each offering period, Fidelity sends participants a confirmation of shares purchased and the purchase price for that offering period.
2. Summary of Significant Accounting Policies
Basis of Accounting
The ESPP financial statements are prepared on the accrual basis of accounting in the accordance with accounting principles generally accepted in the United States of America. The ESPP year is April 1 to March 31. This first year was from May 17, 2012 (date of inception) to March 31, 2013.
Administrative Expenses
All administrative expenses of the ESPP are paid by the Company.

Stock Purchases
Stock purchases and the related allocation to participants' accounts are recorded as of the trade date.

Estimates
The preparation of the financial statements in conformity with accounting policies generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements, and the reported amounts of contributions and deductions during the reporting period. Actual results could differ from those estimates.
Receivable from ESPP sponsor
The receivable from ESPP sponsor included in the Statement of Assets represents amounts that are currently held in the Company's operating cash account to be used for the purchase of the Company's common stock at the end of the offering period.
3. Income Taxes
It is the intent of the Company that the ESPP complies in all respects with applicable requirements of Section 409A of the U.S. Code. Under the existing federal income tax laws, the ESPP is not subject to federal income tax, therefore, no provision for income taxes is included in the financial statements.
Accounting principles generally accepted in the United States of America require management of the ESPP to evaluate uncertain tax positions taken by the ESPP. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The ESPP administrator has analyzed the tax positions taken by the ESPP, and has concluded that as of March 31, 2013, there are no uncertain tax positions taken or expected by the ESPP. The Plan has recognized no interest or penalties related to uncertain tax positions. The ESPP is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Invesco Ltd. 2012 Employee Stock Purchase Plan

Notes to Financial Statements (continued)

3. Income Taxes (continued)
Employee contributions are made with after tax payroll deductions and will be included in gross pay for federal income tax purposes in the year the amounts would have been paid to the employee if they had not been contributed to the ESPP. At the end of each offering period, the contributions will be used to purchase shares at a 15% discount. The value of this discount is considered taxable income to the Employee. This taxable income is subject to federal income tax and employment (FICA) tax withholding.
4. Plan Termination
The Plan Administrator intends to continue the ESPP. However the Plan Administrator, through its board of directors or the board's designee, reserves the right to amend, modify, or terminate the ESPP at any time. If the ESPP is amended, or terminated participants would be 100% vested in their accounts and any payroll withheld between offering periods would be refunded.
5. Subsequent Events
The Company announced on April 11, 2013 that it has entered into a definitive agreement to sell Atlantic Trust Private Wealth Management to CIBC.  Under the terms of the transaction, CIBC will acquire Atlantic Trust for $210 million in an all-cash transaction that is expected to close, subject to regulatory approval, in the second half of 2013. There is no expected impact to the ESPP.

Exhibit Index

Exhibit Number	Description
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Invesco Ltd. 2012 Employee Stock Purchase Plan

	Name	Title	Date

By:	/s/ MARTIN L. FLANAGAN	Member, Plan Administration Committee	June 27, 2013
Martin L. Flanagan
By:	/s/ LOREN M. STARR	Member, Plan Administration Committee	June 27, 2013
Loren M. Starr
By:	/s/ COLIN MEADOWS	Member, Plan Administration Committee	June 27, 2013
Colin Meadows
By:	/s/ WASHINGTON DENDER	Member, Plan Administration Committee	June 27, 2013
Washington Dender